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                              APS HEALTHCARE, INC.
                       6705 Rockledge Drive, Suite 200
                          Bethesda, Maryland  20817
                                (301) 571-0633



                                              October 3, 2002

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Mr. Jeffrey P. Riedler, Assistant Director


          Re:   APS HEALTHCARE, INC.
                REGISTRATION STATEMENT ON FORM S-1
                REGISTRATION NO. 333-54570


Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, APS Healthcare, Inc. hereby requests withdrawal of the above-referenced registration statement, which has not yet become effective.

     We have made this request due to current market conditions, and no securities sought to be registered under the registration statement have been sold.

     We understand that our request to withdraw the registration statement will be deemed granted at the time this letter is filed with the Commission, unless the Commission notifies us within fifteen days thereafter that our request will not be granted.


                                       Very truly yours,

                                       APS Healthcare, Inc.


                                       By: /s/ KENNETH A. KESSLER, M.D.
                                           --------------------------------
                                           Kenneth A. Kessler, M.D.
                                           Chairman and Chief Executive
                                             Officer